UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 25)

                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                                  Mr. M. K. Koo
 c/o Nam Tai Investments Consultant (Macau Commercial Offshore) Company Limited
                     Unit 17A, 17th Floor, 599 da Avenida da
                               Praia Grande, Macao
                         The People's Republic of China
                            Telephone: (853) 356 333
                               Fax: (853) 356 262

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 with a copy to:

                             Mr. Stephen Seung, ESQ.
                            2 Mott Street, Suite 601
                               New York, NY 10013
                            Telephone: (212) 732-0030
                               Fax: (212) 227-5097

                                 August 11, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

CUSIP No. 629865 205


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1.   NAME OF REPORTING PERSON - Ming Kown Koo
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                          (a) |_|
      N/A                 (b) |_|

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     SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
          N/A
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) |_|
          N/A
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                       Canadian
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                           7. SOLE VOTING POWER:         5,690,786
Number of Shares           -----------------------------------------------------
Beneficially               8.  SHARES VOTING POWER :     N/A
Owned by Each              -----------------------------------------------------
Reporting Person           9.  SOLE DISPOSITIVE POWER:   5,690,786
With                       -----------------------------------------------------
                           10. SHARES DISPOSITIVE POWER: N/A
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,690,786
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            |_|
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.15%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located at 116 Main Street, Road Town, Tortola, British Virgin Islands.


Item 2.  Identity and Background.

(a) This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo") an individual.

(b) Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Investments Consultant (Macau Commercial Offshore) Company Limited Unit 17A, 17th Floor, Edificio Comercial Rodrigues, 599 da Avenida da, Praia Grande, Macau, The People's Republic of China.

(c)      Mr. Koo is an Non-Executive Chairman on the Board.

(d) During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(e)      Mr. Koo is a Canadian citizen.


Item 3.  Source and Amount of Funds and Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

         The purpose of the transaction is to raise funds for personal use and to raise funds for the acquisition of additional Common Shares by Mr. Koo pursuant to the exercise of his 545,000 employee stock options within this year. Mr. Koo may sell or acquire common shares in the future depending on the prevailing market price of the securities. Except as described herein, Mr. Koo has no plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) At August 11, 2005, as a result of the block sale of 1,300,000 shares to Bear Sterns & Co. Ltd., Mr. Koo beneficially owned 5,690,786 of the Common Shares outstanding, representing a 13.15% ownership of outstanding Common Shares. The amount of Common Shares includes: (i) 5,145,786 Common Shares; and
(ii) 545,000 Common Shares that Mr. Koo may acquire upon exercise of employee stock options. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

         (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a).

         (c) The following table sets forth details of the sale of Common Shares made by Mr. Koo during the last sixty days.


                                      Number
                                        of
           Transaction                 Shares            Sales
              Date                     sold            Price ($)     Net Proceeds ($)           Details
     ------------------------ ----------------------- ------------ --------------------- -----------------------
     August 11, 2005                    1,300,000         22.0       28,598,804.52 (*)    Block sale to Bear,
                                                                                          Stearns & Co. Inc.
     ------------------------ ----------------------- ------------ --------------------- -----------------------

       Remark (*) : Net Proceeds have deducted administrative fee of $1,195.48.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to Be Filed as Exhibits.

         Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2005




                                           By:  /s/ Ming Kown Koo
                                                ------------------
                                                 Ming Kown Koo